UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Verde Resources, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
92337V102
(CUSIP Number)
Liang Wai Keen
Unit 1503, 15/F., The Phoenix, 21-25 Luard Road, Wanchai, Hong Kong
(852) 2152 1223
(Name, Address and Telephone Number of PersonAuthorized to Receive Notices and Communications)
May 20, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A
The percentage ownerships reflected in this Schedule 13D/A are as of May 20, 2015.
1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wu Ming Ding

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
				(b)	☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
6,406,910 *

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
6,406,910 *

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,406,910 *

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0% **

14		TYPE OF REPORTING PERSON
IN

	*	Includes 6,406,910 common shares registered in the name of Internet.com Ltd (100% stake).
	**	All percentages reported herein are calculated based upon an aggregate of 91,288,909 common shares outstanding as of May 15, 2015, as disclosed in the Form 10-Q filed on May 15, 2015 for the quarterly period ended March 31, 2015.

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
All Fine Holdings Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
				(b)	☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% *

14		TYPE OF REPORTING PERSON
CO

*

All percentages reported herein are calculated based upon an aggregate of 91,288,909 common shares outstanding as of May 15, 2015, as disclosed in the Form 10-Q filed on March 31, 2015 for the quarterly period ended March 31, 2015.

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Internet.com Ltd

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
				(b)	☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
6,406,910

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
6,406,910

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,406,910

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0% *

14		TYPE OF REPORTING PERSON
CO

*

All percentages reported herein are calculated based upon an aggregate of 91,288,909 common shares outstanding as of May 15, 2015, as disclosed in the Form 10-Q filed on March 31, 2015 for the quarterly period ended March 31, 2015.

CUSIP No. 92337V102	SCHEDULE 13D/A

This Amendment No.1 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on June 23, 2015.

Item 1.  Security and Issuer.
     This statement on Schedule 13D (this "Schedule 13D") relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Verde Resources, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is located at Unit 1503, 15/F., The Phoenix, 21-25 Luard Road, Wanchai, Hong Kong.
Item 2.  Identity and Background.
     This statement is being jointly filed by the following persons (collectively, the "Reporting Persons"):
(a)                  Wu Ming Ding ("Wu"), an individual, is a citizen of Hong Kong.
(b)                  All Fine Holdings Limited ("All Fine"), a corporation incorporated under the laws of British Virgin Islands, is controlled by Wu Ming Ding. The principal business of All Fine is as an investment holding company.
(c)                  Internet.com Ltd ("Internet.com"), a corporation incorporated under the laws of British Virgin Islands, is controlled by Wu Ming Ding. The principal business of Internet.com is as an investment holding company.
The principal business address for each of the Reporting Persons is c/o Unit 1503, 15/F., The Phoenix, 21-25 Luard Road, Wanchai, Hong Kong.
During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.  Source or Amount of Funds or Other Consideration.
 The Reporting Persons have acquired an aggregate of 12,138,618 shares of Common Stock of the Issuer, which are reported herein, through an Assignment Agreement between the Issuer and Federal Mining Resources Limited ("Federal Mining") for the assignment of management rights in Merapoh Gold Mines in Malaysia. Under the terms of the Assignment Agreement, Federal Mining will assign its management rights of Champmark's mining operation in the Mining Lease to the Issuer, through its newly-formed subsidiary, Gold Billion Global Ltd., in exchange for 80,000,000 shares of the Issuer's common stock.
Item 4.  Purpose of Transaction.
     The Reporting Persons have acquired shares of Common Stock of the Issuer for investment purposes. The Reporting Persons intend from time to time to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.
The Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer's operations and strategic direction and ideas that, if effected, could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.
Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.
Item 5.  Interest in Securities of the Issuer.
     (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.
Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Statement.
Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
(b) Number of shares as to which each Reporting Person has:
(i) sole power to vote or to direct the vote:
     See Item 7 on the cover page(s) hereto.
(ii) shared power to vote or to direct the vote:
      See Item 8 on the cover page(s) hereto.
(iii) sole power to dispose or to direct the disposition of:
See Item 9 on the cover page(s) hereto.
(iv) shared power to dispose or to direct the disposition of:
      See Item 10 on the cover page(s) hereto.
As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as disclosed in this Statement.
(c) There have been no transactions with respect to the Shares during the sixty days prior to the date of filing of this Schedule 13D by any Reporting Person.
(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares held by the Reporting Persons other than the Reporting Persons.
(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except as otherwise described herein and in the Joint Filing Agreement furnished herewith and attached hereto as Exhibit 99.1, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the shares of Common Stock or any other securities of the Issuer.
Item 7.  Material to Be Filed as Exhibits.
The following exhibits are filed as exhibits hereto:
Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith)

CUSIP No. 92337V102

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2015 WU MING DING

By: /s/ Wu Ming Ding
Date: June 24, 2015 ALL FINE HOLDINGS LIMTED

By: /s/ Wu Ming Ding Name: Wu Ming Ding Title: Director
Date: June 24, 2015 INTERNET.COM LTD

By: /s/ Wu Ming Ding Name: Wu Ming Ding Title: Director